June 14, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AquaMed Technologies, Inc.
Registration Statement on Form S-1 (File No. 333-229173)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), AquaMed Technologies, Inc. (the “Company”) hereby requests the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-229173), together with all amendments and exhibits thereto (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on January 9, 2019.

The Company submits this request for withdrawal as it does not intend to pursue the transactions contemplated by the Registration Statement at this time. The Company confirms that the Registration Statement has not been declared effective, and no securities have been or will be issued or sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner at (212) 659-4974.

Very truly yours,

AQUAMED TECHNOLOGIES, INC.

By:	/s/ David I. Johnson
Name:	David I. Johnson
Title:	Chief Executive Officer

cc:	Heather Percival, Securities and Exchange Commission
Geoffrey Kruczek, Securities and Exchange Commission Rick A. Werner, Haynes and Boone, LLP